UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period             to

Commission file number 1-7562

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GapShare 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Gap, Inc.

Two Folsom Street

San Francisco, CA 94105

REQUIRED INFORMATION

1.	Report of Independent Registered Public Accounting Firm, Audited Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010, Audited Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2011, and Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2011 are contained in Exhibit 99.1 to this Annual Report.

2.	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, is contained in Exhibit 99.2 to this Annual Report.

The Exhibit Index is located on Page 3 hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GapShare 401(k) Plan

Date: June 21, 2012	/s/ KEN KENNEDY
Ken Kennedy
Plan Administrator

Exhibit Index

99.1	Report of Independent Registered Public Accounting Firm, Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010, Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2011, and Schedule of Assets (Held at End of Year) as of December 31, 2011.

99.2	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP.